Kimberly Karcewski Vargo 202.346.4304 KVargo@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

April 30, 2014

Mr. Keith Gregory
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4720

Re:	Van Eck VIP Trust (the “Registrant”)
Registration Nos. 033-13019; 811-05083

Dear Mr. Gregory:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) to us by telephone on March 26, 2014 in connection with the Registrant’s Post-Effective Amendment No. 55 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 56 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on February 10, 2014 with respect to the Van Eck VIP Multi-Manager Alternatives Fund (the “Fund”), a series of the Registrant.

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

GENERAL

Comment 1:

Consider whether the cover page of the prospectuses should have the word “diversification” included in the graphic given that the Fund is a non-diversified fund.

Response 1:

The Registrant will remove the word “diversification” from the graphic included on the cover page of the Fund’s prospectuses.

Comment 2:

Please confirm that any missing information in the Fund’s prospectuses, statement of additional information (“SAI”) and Part C will be filed by amendment to the Registrant’s registration statement.

Mr. Gregory

April 30, 2014

Response 2:

We have confirmed that the Registrant will include, as appropriate, any missing information in the Registrant’s 485(b) filing.

PROSPECTUSES

Comment 3:

Include in the Fund’s principal investment strategies an 80% policy pursuant to Rule 35d-1 under the 1940 Act given the Fund’s use of the term “Alternatives” in its name.

Response 3:

The Registrant does not view the Fund’s name as being subject to the requirements of Rule 35d-1, as it does not believe that “Alternatives” suggests a certain type of investment.

Comment 4:

In the “Annual Fund Operating Expenses” table included in the section of the Fund’s prospectuses entitled “Fund summary information – Fund Fees and Expenses” replace the line items entitled “Total Annual Fund Operating Expenses including Dividends and Interest Payments on Securities Sold Short and AFFE” and “Total Annual Fund Operating Expenses Excluding Dividends and Interest Payments on Securities Sold Short and AFFE” with “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].”

Response 4:

The Registrant will make the requested changes in the Fund’s 485(b) filing.

Comment 5:

In the “Annual Fund Operating Expenses” table included in the section of the Fund’s prospectuses entitled “Fund summary information – Fund Fees and Expenses” include a line item that shows the total amount of “Other Expenses”.

Response 5:

The Registrant will make the requested change in the Fund’s 485(b) filing.

Comment 6:

Describe supplementally the nature of the fee reduction described in the following footnote to the Fund’s fee table in the “Fund summary information – Fund Fees and Expenses”

Mr. Gregory

April 30, 2014

section of the Fund’s prospectuses: “Management Fees have been adjusted as necessary from amounts incurred during the Fund’s most recent fiscal year to reflect a reduction in the management fees charged by the Adviser to the Fund.”

Response 6:

The Registrant will remove the footnote from the Fund’s 485(b) filing as the footnote is no longer applicable.

Comment 7:

Revise the disclosure included in the section of the Fund’s prospectuses entitled “Fund Summary Information - Principal Investment Strategies” by (i) writing the disclosure in plain English, (ii) removing references to the 1940 Act and any limitations under the 1940 Act and (iii) moving the manager-of-managers exemptive order disclosure to a later section of the prospectuses. In addition, explain the following strategies in a more concise manner: (i) trends, (ii) long/short credit fixed income, (iii) fixed income and/or interest rate arbitrage, (iv) volatility arbitrage and (v) volatility premium capture. Also, try to avoid the use of the term “arbitrage” when explaining investment strategies that use arbitrage.

Response 7:

The Registrant believes that the current disclosure is adequate, except that the Registrant will move the manager-of-managers exemptive order disclosure included in the “Fund summary information – Principal Investment Strategies” section of the Fund’s prospectuses to the section of the Fund’s prospectuses entitled “How the Fund is managed - Management of the Fund.”

Comment 8:

With respect to the emerging markets neutral strategy, replace or explain “beta neutral.”

Response 8:

The Registrant believes that the current disclosure is adequate.

Comment 9:

Review the Fund’s principal investment strategies and principal risks and move any non-principal investment strategies and principal risks to the section of the Fund’s prospectuses that includes disclosure responsive to Item 9 (i.e. convertible securities, preferred stocks, etc.).

Response 9:

The Registrant believes that the principal investment strategies’ and principal risks’ disclosures are appropriate.

Mr. Gregory

April 30, 2014

Comment 10:

Consider revising the Fund’s principal investment strategies and principal risks to include disclosure relating to significant fund investments as appropriate, e.g. oil, minerals, specific geographic regions and countries, etc.

Response 10:

The Registrant believes that the principal investment strategies’ and principal risks’ disclosures are adequate.

Comment 11:

Consider adding a principal risk for commodities and commodity-linked derivatives given that some of the Fund’s principal investment strategies relate to exposure to commodities.

Response 11:

The Registrant will add a principal risk for commodities and commodity-linked derivatives in the Fund’s 485(b) filing.

Comment 12:

Disclose supplementally whether the Fund will invest directly in hedge funds and to the extent the Fund does invest in hedge funds include disclosure in the Fund’s prospectuses and SAI.

Response 12:

We have confirmed with the Registrant that the Fund does not currently intend to invest directly in hedge funds.

Comment 13:

Disclose that the Fund’s investment strategies may involve active and frequent trading and include corresponding risk factors (i.e. portfolio turnover) and how it may affect Fund performance.

Response 13:

The Registrant acknowledges that the Fund has experienced a relatively high historical portfolio turnover rate given the Fund’s ability to hire and terminate investment sub-advisers in accordance with the terms of the Registrant’s manager-of-managers exemptive order. Accordingly, the Registrant will revise the section of the Fund’s prospectuses entitled “Fund

Mr. Gregory

April 30, 2014

summary section - Principal Risks – Multiple Investment Advisers” by replacing the second sentence with the following: “This may cause a higher portfolio turnover rate, higher transaction costs and/or higher taxes when Fund shares are held in a taxable account.”

Comment 14:

Consider whether the following are principal risks of the Fund: (a) prepayment risk, (b) sovereign and emerging market debt risk, (c) foreign currency risk and (d) tax risk (Fund investments in derivatives).

Response 14:

The Registrant believes that the current disclosure is adequate.

Comment 15:

Confirm supplementally that the following statement is accurate: “Some of the risks of investing in foreign securities may be reduced when the Fund invests indirectly in foreign securities through American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), American Depositary Shares (ADSs), Global Depositary Shares (GDSs), and other securities which are traded on larger, recognized exchanges and in stronger, more recognized currencies.”

Response 15:

The Registrant will replace the above-referenced sentence with the following: “The Fund may invest indirectly in foreign securities through depositary receipts, such as American Depositary Receipts (ADRs), which involve risks similar to those associated with direct investments in such securities.”

Comment 16:

Enhance the model/data risk disclosure included in the “Investment objective, strategies, policies, risks and other information – Additional Information About Principal Investment Strategies and Risks” section of the Fund’s prospectuses to discuss the “inherent” risks of using models and data.

Response 16:

The Registrant believes that the current model/data risk disclosure is adequate.

Mr. Gregory

April 30, 2014

Comment 17:

Confirm supplementally whether the returns of the HFRX Global Hedge Fund Index are gross of hedge fund fees and expenses.

Response 17:

We have confirmed with the Registrant that the returns of the HFRX Global Hedge Fund Index are net of hedge fund fees and expenses.

Comment 18:

Disclose that taking temporary defensive positions may not be consistent with the Fund’s principal investment strategies and explain the effect, i.e. not achieving the Fund’s investment objective.

Response 18:

The Registrant will replace the temporary defensive position disclosure included in the section of the Fund’s prospectuses entitled “Investment objective, strategies, policies, risks and other information – Additional Investment Strategies – Investing Defensively” with the following:

The Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. The Fund may not achieve its investment objective while it is investing defensively.

Comment 19:

Disclose in the Fund’s prospectuses the aggregate fee paid to all investment sub-advisers.

Response 19:

A condition to the Registrant’s manager-of-managers exemptive order is that the Fund include in its registration statement aggregate fee disclosure. Accordingly, the Fund includes such disclosure in its SAI.

Mr. Gregory

April 30, 2014

Comment 20:

If a particular investment sub-adviser manages a significant portion of the Fund’s assets (30% or more of the Fund’s net assets), provide the name of the investment sub-adviser pursuant to Item 5 and provide disclosures responsive to Item 20.

Response 20:

The Registrant has confirmed that none of the investment sub-advisers manages 30% or more of the Fund’s net assets.

Comment 21:

With respect to the disclosures included in the section of the Fund’s prospectuses entitled “Other Additional Information - Important Information Regarding Dividends and Interest Paid on Securities Sold Short and Acquired Fund Fees and Expenses”:

(a) clarify that it is possible that dividends and interest on securities sold short may not be significantly offset by the income derived on cash proceeds on securities sold short;

(b) consider whether the discussion about the tax treatment is relevant to contractholders; and

(c) consider removing or moving the section so as not to confuse investors regarding the purpose/utility of the information.

Response 21:

With respect to (a) and (b) above, the first paragraph of the section of the Fund’s prospectuses entitled “Other Information - Important Information Regarding Dividends and Interest Paid on Securities Sold Short and Acquired Fund Fees and Expenses” has been replaced with the following:

When the Fund sells a security short, the Fund borrows the identical security from a lender (directly or indirectly through a broker) to settle the short sale transaction. The Fund is obligated to pay an amount equal to all dividends declared or interest accrued on the borrowed security while the short position is outstanding, which payments are treated as an expense of the Fund.

In addition, the Registrant believes that the section provides investors with additional information about dividends and interest paid on securities sold short and is not confusing in terms of its placement as it is included in the back portion of the statutory prospectuses and is clearly identified as “other information” by the title of the section.

Mr. Gregory

April 30, 2014

STATEMENT OF ADDITIONAL INFORMATION

Comment 22:

Include disclosure in the SAI regarding the Fund’s use of commodities and commodity-linked derivatives given that some of the Fund’s principal investment strategies relate to exposure to commodities.

Response 22:

The Registrant will make the requested change in the Fund’s 485(b) filing.

Comment 23:

Disclose whether the Fund may use derivatives for speculative purposes, including risks related to the strategies and techniques that the Fund will use.

Response 23:

The Registrant will disclose in the Fund’s 485(b) filing that it may use derivatives for speculative purposes.

Comment 24:

Disclose whether the Fund can short exchange-traded products (“ETPs”) given that the disclosure included in the “Fund summary information - Principal Investment Strategies” section of the Fund’s prospectuses discloses that the Fund can short ETPs.

Response 24:

The Registrant will make the requested change in the Fund’s 485(b) filing.

Comment 25:

Disclose whether the Fund will invest in credit-default swaps or index swaps, including risks related thereto.

Response 25:

The Registrant will disclose in the Fund’s 485(b) filing that it may invest in credit-default swaps and index swaps.

Mr. Gregory

April 30, 2014

Comment 26:

Pursuant to Item 16(d), describe the types of investments that the Fund may make when taking a temporary defensive position.

Response 26:

The Registrant will include the following disclosure in the section of the Fund’s SAI entitled “Investment Policies and Risks” in the Fund’s 485(b) filing:

“The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. Such a position could have the effect of reducing any benefit the Fund may receive from a market increase. When taking a temporary defensive position, the Fund may invest all or a substantial portion of its total assets in cash or cash equivalents, government securities, short-term or medium-term fixed income securities, which may include, but not be limited to, shares of other mutual funds, U.S. Treasury Bills, commercial paper or repurchase agreements. The Fund may not achieve its investment objective while it is investing defensively.”

Comment 27:

Disclose supplementally whether the Fund will look through underlying funds for purposes of concentration.

Response 27:

We are not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with the Fund’s industry concentration limit. The Fund’s fundamental concentration limit explicitly excludes securities of other investment companies and the Fund will not look through to an underlying fund’s investments for purposes of its concentration policy.  To clarify the Fund’s position with respect to its concentration policy, the Registrant will add the following to the Fund’s SAI:   “To the extent the Fund invests its assets in underlying investment companies, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.”

Comment 28:

Pursuant to Item 16(f)(ii) and (vi), in the section of the Fund’s SAI entitled “Portfolio Holdings Disclosure”, consider describing the policies and procedures used by the Fund to monitor information that is disclosed about portfolio securities.

Mr. Gregory

April 30, 2014

Response 28:

We respectfully decline to revise the disclosure in the section of the Fund’s SAI entitled “Portfolio Holdings Disclosure”. We believe that the disclosures included in the sub-section entitled “Portfolio Holdings Disclosure - Conditional Use of Selectively-Disclosed Portfolio-Related Information” address the staff’s comments.

Comment 29:

Disclose in the SAI information required by Form N-1A with respect to the officers of the Fund (including employment, compensation, directorships and managed account information).

Response 29:

We have confirmed that the Registrant includes in the SAI fund officer information required to be disclosed pursuant to Form N-1A.

Comment 30:

Disclose with greater specificity portfolio manager compensation, e.g. whether any part of the compensation is measured against the performance of a benchmark over a specified period of time or subject to any objective factors.

Response 30:

The Registrant believes that the current disclosure is adequate. The Registrant confirmed that the Fund’s adviser uses performance generally as one of several qualitative factors in determining the compensation of investment personnel and that compensation is not tied directly to objective measures of over- or under-performance of specific benchmarks for specified time periods.

PART C

Comment 31:

Include in the Part C the information required by Item 29 concerning control entities.

Response 31:

The Registrant will include the requested information in the Fund’s 485(b) filing.

Mr. Gregory

April 30, 2014

******************

We trust that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly Karcewski Vargo
Kimberly Karcewski Vargo

cc:	Jonathan Simon, Esq.
Wu Kwan Kit, Esq.
Philip Newman, Esq.